Exhibit 99.1
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 46 99
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Renews Its Global Partnership with Renault
Paris, January 19, 2009 — On January 8, Total and Renault, who have maintained a long-standing partnership of more than 40 years through the Elf brand, renewed their cooperation agreements in the areas of:
•	research & development;

•	marketing, with Renault exclusively recommending Total’s Elf-branded lubricants at its dealerships worldwide,

•	motor racing, with Renault Sport Technologies.
Total is also continuing its partnership with the ING-Renault F1 Team. Its colors will now be featured on the team’s single-seaters.
This cooperation will strengthen recognition of Total as the carmaker’s technical partner and global supplier of fuel and lubricants. It will also help Total to meet its environmental and innovation goals for vehicles in the coming years.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com